Exhibit 99.2

Press Release

58.com Group Founder Yao Jinbo and Former JD.com Senior Vice President Li Daxue Join Other Internet Leaders in Investing in DirectBooking Technology (ZDAI) to Accelerate Development of Its Hotel AI Booking Platform

Hong Kong, Feb 10, 2026 — DirectBooking Technology Co., Ltd. (“DirectBooking Technology” or the “Company”, Nasdaq: ZDAI) announced that it has entered into share purchase agreements with several heavyweight investors, bringing on board strong industrial and capital partners to support its long-term strategy of “digital transformation of traditional industries + a digital ecosystem for premium customized baijiu.” Participating investors include Yao Jinbo, Chairman and CEO of 58.com Group; Wang Donghui, Founding Managing Partner of Amiba Capital; and Li Daxue, founder of Magcloud Group and DeepYou, former Senior Vice President and Lifetime Honorary Advisor of JD.com.

The Company noted that this financing round is not merely a financial capital injection, but more importantly a deep strategic alliance in terms of resources. It will help accelerate the rollout and expansion of DirectBooking Technology’s hotel AI booking platform.

Yao Jinbo: Internet Platform Founder and Industrial-Focused Investor

As one of the most representative entrepreneurs in China’s internet industry, Yao Jinbo is the Chairman and CEO of 58.com Group. He has long been deeply involved in local lifestyle services and classified information platform ecosystems, and is widely recognized as an industry investor with strong foresight. His investment portfolio spans internet platforms, lifestyle services, technological innovation and emerging industries, with an emphasis on medium- to long-term positioning in structural growth sectors.

Wang Donghui: From Kingsoft CFO to Leading Industrial Venture Investor

Wang Donghui, Founding Managing Partner of Amiba Capital, previously served as Chief Financial Officer and Senior Vice President of Kingsoft, where he helped lead Kingsoft’s Hong Kong IPO and worked closely for many years with Xiaomi founder Lei Jun. He is regarded as one of the key figures in China’s technology and internet venture investment community.

Amiba Capital focuses on early- and growth-stage investments in technology and internet companies, placing strong emphasis on core R&D capabilities, the sustainability of business models and long-term value creation. It has invested in well-known companies including Meituan, Didi, Mogujie and Jushuitan. DirectBooking Technology believes that Wang Donghui’s participation will provide professional support in areas such as capital planning, corporate governance and digital product roadmapping, helping the Company build scalable and replicable business models across its “baijiu + culture and tourism + retail” digital scenarios.

Li Daxue: Expert in AI-Driven Intelligent Applications

Li Daxue is the founder and Chairman of Magcloud Group and has served as Vice President and Lifetime Honorary Advisor of JD.com. He has more than 20 years of hands-on experience in industrial internet and digital transformation for enterprises such as DeepYou, and has led multiple large-scale digitalization projects in cultural tourism, consumer and manufacturing sectors that have become representative cases in China’s industrial digitalization space. By joining this round as an investor, Li further strengthens the deep collaboration between the two sides in AI content, data analytics and cultural tourism scenario operations.

DirectBooking’s management commented that the three new investors bring decades of accumulated experience in internet platform operations, technology venture investment and industrial digitalization, which will complement the Company’s business in AI-powered hotel and retail scenarios. This will help DirectBooking Technology build a differentiated competitive advantage in the premium customization market that combines both cultural value and digital capabilities.

About DirectBooking Technology Co., Ltd.

The Company is a holding company incorporated in the Cayman Islands, and its operations are conducted through its Hong Kong operating subsidiary, Primega Construction Engineering Co. Limited. The Company provides transportation services in Hong Kong’s construction industry and employs environmentally friendly practices with the aim of facilitating the reuse of construction and demolition materials and reducing construction waste. The Company primarily handles the transportation of materials excavated from construction sites. The Company’s services principally consist of (i) soil and rock transportation services and (ii) construction works, which mainly include excavation and lateral support works and bored piling. The Company generally provides its services as a subcontractor to other construction contractors in Hong Kong.

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements.” Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors, not all of which are known to the Company, which may include, without limitation, our ability to timely and accurately respond to changes in fashion trends and consumer preferences; management of customer concentration risk; reliance on third parties for supplies of raw materials, manufacturing services and transport infrastructure; changes in government policies; overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and the establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events; and other events and/or risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

DirectBooking Technology Co., Ltd.

tanyu@primegaghl.com